EXHIBIT 99.1

Student Transportation Inc. Promotes Safety Awareness During School Bus Safety Week

School Bus Company's Safety Initiatives Regularly Serve as the Model in the Industry

WALL, N.J., Oct. 17, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), the premier, innovative provider of school bus transportation services in North America, joins school districts throughout the United States and Canada in recognizing the importance of National School Bus Safety Week taking place next week, October 21 - 25. This year's School Bus Safety Week theme is "Stand Back from the Yellow and Black," which is a reminder to students and motorists about the dangers that exist outside the school bus on a daily basis.

"At STI, safety is more than just an element in our daily routine. It is quite simply the most important part of our business, every single day," states Don Weir, Student Transportation Inc.'s Director of Passenger Safety and Compliance. "The care and professionalism that our STI family displays keeps the children safe during their daily trips to and from school. Safety begins behind the wheel and our educated, professional drivers are the bedrock for our reliable and successful performance."

Regardless of how a school's transportation system is run, STI urges everyone to take time and focus on this important topic. School Bus Safety Week serves as a great reminder to discuss how you can improve safety at the bus stop, at the schools, and on board the vehicles. Employees at the over 150 STI locations throughout North America are participating in safety demonstrations with some wearing silicone wristbands with safety messages and all are working with their customers and communities to continuously improve safety in and around the school bus. The company is also rolling out a new video on this very timely subject next week on their website www.RideSTBus.com.

"Our drivers, mechanics, monitors, and other school transportation personnel receive an assortment of cutting-edge training, giving them the tools that they need to handle their jobs each day. This includes everything from daily safety messages to in-depth training that regularly exceeds state and federal regulations," adds Mr. Weir. "Additionally, School Bus Safety Week is the perfect time to announce the creation of the STI 'Wall of Fame', which will honor those employees from all functional areas of the STI family for their commitment to our passengers' safety," he concludes.

For more information on the company's efforts next week, visit www.RideSTBus.com or follow the company on Twitter (@RideSTBus) or Facebook (www.facebook.com/studenttransportation).

About

Founded in 1997, Student Transportation Inc. is a premier and innovative provider of school bus transportation services in North America, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com